

Mail Stop 3030

January 12, 2010

CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re: Dehaier Medical Systems Limited
Amendment No. 1 to Registration Statement on Form S-1
Filed December 23, 2009
File No. 333-163041

Ladies and Gentlemen:

We have reviewed your filing and your response dated December 22, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 4. Please tell us how you confirmed that the data reflects the most recent available information. We note, for instance, that certain of the articles, studies and other source materials cited in your registration statement and provided to us supplementally were prepared between 2001 and 2008.

Calculation of Registration Fee

2.   Please list the warrants and the common stock underlying the warrants separately in the fee table.

3.   We note your disclosure in footnote (3) to the fee table that the price paid by the placement agent for the warrants is $0.001 per warrant. It appears from the placement agreement that the placement agent has not yet acquired the warrants. Please revise your disclosure to clearly reflect the current status of the warrants.

Our Company, page 1

4.   Please revise to clarify the extent to which you develop, assemble, and market your self-developed products versus distribute products for third-parties.

5.   We note that you refer broadly to respiratory and oxygen products and other medical devices that can be used "in the surgery room, patient room, and at home." Please revise to provide further clarification regarding the specific types of products that you develop, assemble and market (briefly discussing, as appropriate, each of these three activities in turn). Provide similar clarification regarding the products you distribute for third-parties.

Overview, page 3

6.   Please revise to provide further clarification regarding the relationship between BTL, Dehaier, and BDL.

7.   Please revise to more clearly describe the financings and related restructurings, including the 2009 restructuring. Note that a further expanded discussion of the financings and restructurings should appear in the Business section.

8.   Please describe in additional detail how BDL's formation has allowed foreign investments to be used to grow your business.

9.   We note that you state that DHK was formed in anticipation of opportunities to make use of its status as a Hong Kong company to grow your business. Please describe in greater detail how DHK is intended to grow your business.

Our Structure, page 4

10.   Refer to footnote 7 to the diagram. Please revise your disclosure to explain the "substantial financial support" that Dehaier has provided to BTL or provide an appropriate cross-reference to this disclosure. Ensure that your disclosure in the Business section, the Related Party Transactions section, and elsewhere in the prospectus, is also revised, as necessary, to provide a complete description of the financial support.

The Offering, page 5

11.   Please revise to disclose when the issuance of shares to investors will occur.

Make-Good Escrow, page 6

12.   We note your revisions in response to prior comment 11. Item (ii) of the third paragraph of this section states that if the minimum escrow amount is met, you will release shares "thirty (30) calendar days after the filing of the Form 10-K for the fiscal year ending December 31, 2010 *after redeeming any Make-Good Shares"* [emphasis added]. Please tell us whether you intend that the release of the Make-Good Shares would be delayed if the company is, for any reason, unable to redeem the applicable number of shares prior to the specified date.

Placement Agent Warrants, page 6

13.   We note that section 4(f) of the placement agreement provides that the warrants may be purchased at the closing of the offering. Please revise your disclosure to clarify when you expect to issue the warrants to the placement agent.

Risk Factors, page 9

14.   We note your response to our prior comment 29. Please tell us if Mr. Ping Chen continues to distribute medical devices through other companies that are not part of Dehaier. If so, please add an appropriate risk factor.

15.   We note the last paragraph of your response to prior comment 23 and your discussion on page 40. However, it does not appear that your current risk factors specifically discuss the attendant risks if the company is unable to maintain its high technology certification approval.

BDL is also required to allocate a portion of its after-tax profits…, page 20

16.   If the allocation of after-tax profits to reserves is required by law, please tell us the risk, if any, presented by the fact that you have not yet determined or set aside reserve amounts.

If our financial condition deteriorates…, page 23

17.   We note your response to prior comment 17 and reissue the comment. The heading to this risk factor suggests that you are assured of listing provided that your financial condition does not deteriorate. Please revise to remove the suggestion that you are, in your current financial condition, assured of listing.

Use of Proceeds, page 30
Dividend Policy, page 31

18.   We note your disclosure on page 30 that the remittance procedures may take "several months" and your brief discussion on page 31 of the requirement that BDL submit an application for remittance. We also note your disclosure under

the heading "We rely on dividends paid…" on page 19. Please revise the prospectus to provide greater detail regarding the procedure for remittance of offering proceeds to China and the anticipated timing of the process. You may wish to provide a single consolidated discussion of this requirement.

PRC Enterprise Income Taxes, page 39

19.   Please revise the first sentence of the final paragraph of this section to clarify that the high technology certification was available in 2008.

20.   We note your response to our prior comment 47. Please revise to clarify that if Dehaier is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to Dehaier. In addition, please clarify the application of the implementation regulations.

Our Business, page 51

21.   We note your response to our prior comment 29. However, Dehaier's website continues to state that you were established in 1991. Please reconcile.

22.   We note your response to our prior comments 31 and 32. However, given that the distribution of third-party products is a substantial part of your business, please revise to provide an expanded discussion of this aspect of your business. Please also revise to provide an expanded discussion of your role in developing and assembling your self-designed products.

Our Products, page 55

23.   Please review your disclosure throughout this registration statement to consider whether references to "our products" relate to both (i) products developed, assembled and marketed by the company and (ii) third-party products that are merely distributed by you. If these references do not relate equally to both categories (i.e., the disclosure applies to one category of products and not the other), revise the prospectus, as appropriate, to make appropriate distinction between the products you develop, assemble and market and the third-party products you distribute.

Research and Development, page 56

24.   We note your response to our prior comment 36. However, we are unable to locate your revisions to this section. Accordingly, we reissue the prior comment.

Our Strategies, page 57

25.   We note your response to our prior comment 37. Please revise to explain why you believe the establishment of CEC's is preferable, or complementary, to your current marketing and distribution model. In addition, please revise to discuss the expected cost of opening CEC's in the provincial cities.

Dependence on Major Customers, page 58

26.   We note that you state, "At December 31, 2008 and 2007, and for the nine months ended September 2009 and 2008, receivables from four and three customers were approximately 50%, 38%, 34% and 48%, respectively." Please tell us supplementally the breakdowns of the percentage of total receivables received from each of the companies.

27.   We note your response to our prior comment 38. If the loss of any of these major customers would materially impact the registrant, the identity of the customer should be disclosed. Please identify these customers and file the contracts with these customers as exhibits or tell us why you believe that the loss of these customers would not be material. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Competition, page 58

28.   We note your response to our prior comment 39. You state that "[a]s [you] expand into international markets, [your] competitors will include publicly traded and privately held multinational companies such as Respironics, Inc., ResMed Inc. and Covidien." Given that you have not yet expanded into international markets, please identify the companies which are currently your primary competitors. Note that your disclosure should provide significantly more detail with regard to your competitive position in the industry and the methods of competition.

29.   Please revise, where appropriate, to discuss the significance to your business of distributing products for competitors and the risks of relying upon competitors for component parts.

Principal Suppliers -- Self-Designed Products, page 59

30.   Please revise to provide examples of the various types of the components that are manufactured on your behalf by your principal suppliers.

31.   Please describe any material aspects of the agreements you have with your principal suppliers for self-designed products.

Principal Suppliers -- Third-Party Products, page 59

32.   Please describe any material aspects of the agreements you have with your principal suppliers for third-party products. For example, describe whether you are the sole distributor in China for these foreign producers.

33.   We note that you state that you "design similar products to many of the products supplied by the above companies." Please clarify whether any of your agreements with your principal suppliers have non-compete clauses.

Other National and Provincial Level Laws and Regulations in China, page 63

34.   In the first paragraph of your response to prior comment 45 you state that you have described "substantially all of the regulations material to [y]our business." Please revise, as appropriate, to ensure that you have disclosed all material regulations.

Lock-Up Agreements, page 82

35.   We note your response to our prior comment 56. However, it appears that the disclosure in this section continues to be inconsistent with the lock-up agreement filed as exhibit 10.3. We therefore reissue our prior comment.

Tax Matters Applicable to U.S. Holders of Our Common Shares, page 84

36.   In the first paragraph of this section, you state that you have set forth "the material British Virgin Islands, Chinese and U.S. federal income tax consequences of an investment in [y]our common shares" by U.S. holders. As it appears that the British Virgin Islands, Chinese and U.S. federal income tax consequences "are material to an investor and a representation as to tax consequences is set forth in the filing", please file appropriate tax opinions with your next amendment. See Item 601(b)(8) of Regulation S-K. With respect to the British Virgin Islands tax opinion, we note that Kaufman & Canoles has provided its tax opinion on page 84 of the prospectus and may therefore file a short-form opinion. To the extent that you believe that the tax consequences of this offering are not material and that tax opinions are not required, please provide further analysis in support of this belief. Please cite to all relevant authority upon which you rely.

Placement, page 89

37.   We note your response to our prior comment 62. Please revise your disclosure to include the supplemental information provided in your response.

Placement Agent's Warrants, page 91

38.   Please revise to disclose when the exercise period of the warrants will end and disclose whether there are demand registration rights as to the underlying common stock if sufficient shares have not been registered.

Market and Pricing Considerations, page 91

39.   We note your response to our prior comment 66. However, you have not shown your calculations in your response. Please provide us with your calculations. Additionally, in your response, please describe more specifically how the final multiple could change.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

40.   We reference your response to prior comment 71 that service income and expenses relate to repairs and transportation services provided to the customers of BDL. It remains unclear to us why these amounts should not be included within operating revenues and expenses. Please tell us the literature upon which you are relying in determining that only items considered part of your primary operations should be included within operating income.

41.   As a related matter, please revise your filing to disclose the nature of the service revenues and expenses.

Note 2. Summary of Significant Accounting Policies
Basis of Consolidation, page F-7

42.   We have the following comments regarding your response to prior comment 73 regarding the consolidation of BTL:

        a. You state that BDL and BTL are under common control. Please provide us your analysis under EITF 02-05 in determining that common control exists between these two entities. Your analysis should provide us with specific ownership percentages of each entity discussed.

        b. Provide us your analysis under FASB ASC 810-10-15-14 in determining that BTL is a variable interest entity.

        c. Please also provide us your analysis of FASB ASC 810-10-25-44 in determining that BDL is most closely associated with BTL and therefore is the primary beneficiary.

43.   As a related matter, we see that you included BTL in your consolidated financial statements since December 31, 2006 but you do not state how you initially

recorded BTL as a variable interest entity. Please refer to FASB ASC 810-10-30-2 which states that if the primary beneficiary of a VIE is under common control with the VIE, the primary beneficiary shall initially measure the assets, liabilities, and noncontrolling interests of the VIE at the amounts at which they are carried in the accounts of the reporting entity that controls the VIE. Please advise.

44.   Regarding your response to prior comment 74, it does not appear that all of the applicable disclosures from FASB ASC 810-10-50-12 through 14 are included in the footnotes to your financial statements. In addition, we do not see where the quantitative information about BTL is included in Notes 5 and 8. Please revise to provide a more detailed and substantive disclosure that meets the requirements of FASB ASC 810-10-50-12 through 14 regarding the variable interest entity or show us why they are not required.

Revenue Recognition, page F-9

45.   We note the changes made in response to prior comment 76 which state that software included in your products are an integral part of the products being delivered. In contrast, your response also states that the software is not essential to the functionality of the products being delivered. Please revise your disclosure to clarify your accounting for products that include software. Please note that FASB ASC 985-605 only applies if the arrangement for products or services includes software that is more than incidental to the products or services as a whole.

Exhibits
General

46.   We note your response to our prior comment 82 and reissue the comment. Please file as exhibits to your filing all material contracts. For example, and without limitation, please file your agreements with your major customers, agreements with your major suppliers, your employment agreements with your executive officers, and the form of subscription agreement for your common stock.

47.   It appears that you have filed summaries of some exhibits instead of the entire exhibit. Please file full English translations of the exhibits.

Exhibit 10.5

48.   Please tell us why you have not filed the Exhibit A to the Make Good Escrow Agreement.

Item 15. Recent Sales of Unregistered Securities, page II-1

49.   We note your response to our prior comment 87 and reissue the comment. Please revise your disclosure to cite to the section of the Securities Act, or applicable

rule or regulation of the Commission, that provides a valid exemption. For example, if an issuance was made in reliance on Regulation S please revise to disclose that fact.

<u>Undertakings</u>

50.   We are considering your response to prior comment 88 and may have further comment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brain Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (by facsimile): Anthony W. Basch, Esq. - Kaufman & Canoles, P.C.